UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BBVA Pluri-Annual Variable Remuneration Programme in Shares
-Senior Management – 2009 - 2010

The Pluri-Annual Variable Remuneration Programme in Shares for members of the
Banco Bilbao Vizcaya Argentaria, S.A. Group senior management (including executive directors and members of the BBVA Management committee)

BBVA considers that its remuneration scheme should be based on a reciprocal contribution of value between the employees and the Bank, aligned with the shareholders' interests and in keeping with the recommendations and tendencies observed worldwide.

Variable remuneration over several years is one of the mainstays of the BBVA
Group remuneration policy. It aims to:

- Align executives' pay with shareholder interests in the medium and long term.

- Retain its senior management team as a key element in achieving objectives and involve it in reaching the targets laid down by the organisation.

- Link part of the executives' pay to BBVA's medium- and long-term performance.

- Foster participation of the management team in the company's capital.

On basis of the above, and in accordance with the latest tendencies in executive remuneration, BBVA proposes approval of this Programme (hereinafter "the
Pluri-Annual Variable Remuneration Programme in Shares", "the Programme" or "the
2009-2010 Programme"2010”, all meaning the same),targeted at the senior management team in the BBVA Group worldwide, with the following features:

1. Description of the Programme

The Programme allocates a predetermined number of units to each beneficiary at the outset, which may give rise to the delivery of BBVA shares at the end of the
Programme. The units initially allocated shall not be considered shares for legal purposes, and will thus in no event entail any voting or economic rights over Bank shares, since they are a mere expectation of a future right.
Consequently, the units may not be encumbered or pledged or be subject to transfer under any title. It is not until the Programme comes to be settled that, should the due conditions be met, BBVA shares will actually be delivered to the Programme beneficiaries, who will then become, for all due effects, Bank shareholders.

2. Beneficiaries of the Programme

The beneficiaries of the Programme will mean the members of the BBVA senior management, including executive directors and members of the BBVA Management committee, that are considered to be such when this Programme comes into force, with the exception of such managers as have a special incentive plan. The estimated initial number of Programme beneficiaries is 2,200 people; however, more people may join the Programme and some may leave whilst it is in force.

3. Term of the Programme

In compliance with the AGM resolution, the Programme will come into force on
15th April 2009 (hereinafter the Starting Date), and end on 31st December 2010
(hereinafter, Ending Date).

The Programme will be settled prior to 15th April 2011.

4. Maximum number of shares for the Programme

The total number of shares intended for this Programme will be 15 million, ie, approximately 0.40% of the BBVA share capital. Of these, 930,000 may be intended for the Bank's executive directors, ie, 0.025% of the BBVA share capital; and
1,700,000 may be intended for other members of the Management committee who are not executive directors, ie, 0.045% of the BBVA share capital.

5. Requirements for obtaining the shares

Apart from meeting the targets referred to in section 7 below, any beneficiary must comply with the two following conditions in order to be entitled to receive the shares at the end of the Programme:

1. Remain in the active employ of any of the BBVA Group companies on the date on which the Programme is settled (except in the event of early retirement, declaration of disability or death), and

2. Have obtained an average performance assessment of at least 100 points during the period from 2009 to 2010, according to the evaluation method followed for the Group senior management.

6. Determination of the initial number of units

The number of units to be allocated to each beneficiary, including the members of the Management committee, will be determined by using the number of
"theoretical shares" allocated under the 2006 Plan as a benchmark and bearing in mind the level of responsibility for each beneficiary within the Bank, making any necessary adjustments for newly created duties and bearing in mind the term of this Programme.

For executive directors, the number of units allocated under this criterion are as follows:

          2009 Programme
Chairman & CEO      215,000
President & COO      180,000
Company Secretary     70,000
TOTAL              465,000

7. Final number of shares to be delivered on settlement of Programme

The final number of BBVA shares delivered will depend on the Bank's TSR performance (total shareholder value) from the Starting Date to the Finishing
Date, measured against the performance of a peer group of 18 European and US banks.

The TSR measures shareholders' return on investment as a sum of the gains made by each bank's stock plus dividends received by shareholders while the Programme is in force.

The following are the peer banks to be considered for this Programme:

PEER GROUP       18 BANKS
Banco Santander   Spain
BNP Paribas        France
Credit Agricole        France
Societe Generale       France
Intesa San Paolo        Italy
Unicredito Italiano Italy
Deutsche Bank       Germany
Commerzbank       Germany
HSBC                  UK
Barclays          UK
Lloyds TSB Group + HBOS  UK
Royal Bank of Scotland   UK
Credit Suisse     Switzerland
UBS             Switzerland
Citigroup         USA
Bank of America         USA
JP Morgan Chase         USA
Wells Fargo         USA

To determine TSR and in order to avoid atypical fluctuations in the indicator, the benchmark at the Starting Date and at the Ending Date of the Programme is
the rolling average of the listed price of the banks’ shares over 31 trading sessions. Said 31 trading sessions, apart from the session on the Starting and the Ending dates, shall include the 15 sessions before and the 15 sessions after each date.

As a function of how BBVA's TSR performance ranks against that of its peer group at the end of the Programme, a multiplier coefficient will be established, as included in the following table. Applied to the number of units initially allocated, this coefficient will determine the number of BBVA shares to be delivered to the Programme beneficiaries:

RANKING     MULTIPLIER COEFFICIENT
1º          2
2º          2
3º          2
4º          2
5º          1.8
6º          1.6
7º          1.4
8º          1.2
9º          1
10º         0.8
11º         0.6
12º         0.4
13º to 18º  0.0

The BBVA Board of Directors may adopt the necessary resolutions such that, should there be any corporate event or operation while the programme is in force that could affect either the BBVA shares (eg, a merger, share split, etc) or the peers against which it is benchmarked (eg, a merger altering the number of entities comprising the peer group and thus the position on the ranking table), the economic yield that the Programme beneficiaries would receive should the
Programme be settled will be equivalent to what they would have been entitled to had such circumstance not arisen.

8. International implementation of the Programme

In the event of country-specific legislation or trading restrictions in any country making it impossible to deliver the shares to the beneficiaries on the
Programme settlement date, the Bank shall take measures to adapt it to the specific requirements of the country, substituting the delivery of shares for its equivalent in cash.

9. New incorporations, changes in level and beneficiaries leaving the Programme

The Programme envisages the possibility of new beneficiaries joining it if they are internally promoted to executive level or hired from outside the Company. In such cases, the number of units to be allocated will be determined according to a scale measuring the time from the Programme Starting Date to the date on which the in-house promotion or the hiring of a new executive takes place.

Should the membership of the senior management change, the number of units initially allocated will be amended up or down, as necessary, according to a scale as a function of the time between the Programme Starting Date and the date on which the change in membership takes place.

Should the change in membership entail the senior management team leaving but not entail the annulment of the relationship joining the beneficiary and the
Bank, the units initially allocated will be reduced according to a scale as a function of the date on which each executive leaves and the date on which said executive joins the Programme.

Should the change of membership be caused by early retirement, declared disablement or death, the units initially allocated to the executive shall be reduced according to the date of leaving, using the scale described in the previous paragraph. The date of settlement shall be as established in the
Programme.

Finally, should the relationship between the beneficiary and the Group be extinguished, the beneficiary will lose entitlement to the units initially allocated and therefore to receive any shares ensuing on the conversion of said units.

10. Grounds for early settlement

Should there be a takeover or change of control in BBVA or a corporate operation or event that, in the opinion of the board of directors, may significantly affect the Programme, then said Programme would be settled, taking into account the date of the event in order to calculate the TSR ranking, as a function of the time gone by and as reflected herein.

Should the takeover or change of control be the outcome of a public takeover bid on the shares, the Programme will be settled in cash, using the public bid price as reference price.

For the purposes of settlement, the board will take into consideration the amount of time gone by between the Starting Date and the date on which the board deems that the significant event or operation determining early settlement to have occurred.

11. Accounting implications and coverage of the Programme

The programme will entail an obligation for the Bank to record a personnel expense that will be determined at the outset, and be calendared during the life of the programme by crediting an asset account. The determination of the expense will take into account the fair value of the rights granted to the Programme beneficiaries according to the general valuation rules in Bank of Spain circular
4/2004.

The estimated expense, which will be incurred on implementing this Programme, shall be determined by the number of theoretical shares allocated, the share price and the expected value of the multiplier on the date on which the
Programme comes into force.

The Bank will be able to cover the corresponding obligations to deliver shares ensuing on this Programme by buying back treasury stock, under the authorisation granted by the AGM under article 75 of the Companies Act or by taking out the corresponding financial instrument.

12. Tax and labour implications for Programme beneficiaries

The tax obligations will be those that each beneficiary has as a tax payer under prevailing tax regulations applicable when the Programme is settled, and in all cases will be payable by each Programme beneficiary.

Any yield from this Programme shall not be considered part of the wage, shall not be consolidable and shall not be eligible for determining pension entitlements, indemnity payments or other amounts that the beneficiary may be entitled to as a consequence of his/her relationship with any of the entities comprising the BBVA Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 03/31/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer